Exhibit 99.4

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer
Correvio Pharma Corp. (“Correvio” or the “Corporation”, formerly known as Cardiome Pharma Corp.)
1441 Creekside Drive, 6th floor
Vancouver, BC V6J 4S7

Item 2.	Date of Material Change
March 30, 2020.
Item 3.	News Release
Correvio issued a news release with respect to the material change on March 30, 2020. The news release was disseminated via PR Newsire and subsequently filed on Correvio’s SEDAR profile.
Item 4.	Summary of Material Change
Correvio reported financial results for its fourth quarter and full year ended December 31, 2019. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Item 5.	5.1 - Full Description of Material Change
See attached press release.
5.2 – Disclosure for Restructuring Transactions
Not applicable.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
Not applicable.
Item 8.	Executive Officer
Justin Renz, President and Chief Financial Officer
Telephone: 604-677-6905.
Item 9.	Date of Report
This Material Change Report is dated March 30, 2020.

1441 Creekside Drive, 6th Floor Vancouver, B.C. V6J 4S7	Tel: 604-677-6905 Fax: 604-677-6915

NASDAQ: CORV TSX: CORV

Correvio Reports full year 2019 FINANCIAL Results

ADVANZ PHARMA to Acquire Correvio in a Deal Valued at US$76 Million

Correvio to Hold a Meeting of Its Securityholders by No Later than May 20, 2020

Transaction Expected to Close During the Second Quarter of 2020

Vancouver, Canada, March 30, 2020 -- Correvio Pharma Corp. (NASDAQ: CORV) (TSX: CORV), a specialty pharmaceutical company focused on commercializing hospital drugs, today reported financial results for the full year ended December 31, 2019 and commented on recent accomplishments and plans.

“Our marketed products portfolio set a new annual record generating $32.6 million for the full year 2019, delivering 14% growth over our 2018 full year revenues,” said Mark H.N. Corrigan, MD, Chief Executive Officer of Correvio. “On the corporate front, earlier in March we announced our entry into an agreement for global pharmaceutical company ADVANZ PHARMA to acquire Correvio in an all-cash transaction, which includes acquiring all issued and outstanding shares and the repayment of our debt obligations. As a next step toward the closing of that transaction, we will be working to hold a securityholders’ meeting by May 20, 2020. On behalf of the entire Correvio management team and the Board of Directors, we are extremely pleased with the selection of ADVANZ PHARMA and the value of the overall transaction, and we unanimously recommend that our securityholders vote in favour of the proposed acquisition, which is expected to close during the second quarter.”

Recent Highlights

ADVANZ PHARMA to Acquire Correvio

•	Correvio announced its entry into an arrangement agreement (“Arrangement Agreement”) whereby ADVANZ PHARMA Corp. Limited (TSX:ADVZ), through its wholly-owned subsidiary Mercury Pharma Group Limited, will acquire all of the issued and outstanding shares of Correvio. The acquisition is expected to have a total purchase price of approximately US$76 million, which includes the repayment of certain Correvio indebtedness. The Boards of Directors of both companies have unanimously approved the transaction, which remains subject to approval by Correvio securityholders.

Under the terms of the transaction, ADVANZ PHARMA will pay US$0.42 per issued and outstanding share, valuing Correvio’s equity at approximately US$28 million on a fully diluted basis. Correvio has agreed to hold a meeting of its securityholders by no later than May 20, 2020 in order for securityholders to consider and, if deemed advisable, approve the transaction. The transaction is subject to certain other customary closing conditions and is expected to be completed during the second quarter of 2020.

Full Year 2019 Financial Results

Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Correvio recorded a net loss of $35.2 million (basic loss per share of $0.79) for the year ended December 31, 2019 compared to a net loss of $16.6 million (basic loss per share of $0.47) for the year ended December 31, 2018. The increase in net loss was due to the recognition of a one-time gain of $18.5 million in 2018 on the disposition of the Canadian business portfolio to Cipher Pharmaceuticals in May 2018.

Revenue for the year ended December 31, 2019 was $32.6 million compared to revenue of $28.7 million for the year ended December 31, 2018. The 14% increase in revenue was primarily due to an increase in sales of our antibiotic products (Xydalba™ and Zevtera®/Mabelio®), partially offset by a decrease in sales of our cardiology products (Aggrastat® and Brinavess®).

Gross margin for the year ended December 31, 2019 was 69.9% compared to 71.1% for the year ended December 31, 2018. The fluctuation in gross margin was primarily due to changes in product mix as we had a higher percentage of revenues from our antibiotic products during the year ended December 31, 2019. Additionally, we recognized $1.5 million of deferred licensing revenue upon the termination of a distributor agreement in December 2018. Our gross margin for the year ended December 31, 2018 would have been lower without this licensing revenue.

SG&A expense was $46.3 million for the year ended December 31, 2019 compared to $42.6 million for the year ended December 31, 2018. The increase in SG&A expense was due to higher regulatory and medical costs associated with the resubmission of the Brinavess New Drug Application, as well as higher stock-based compensation expense. These were partially offset by the one-time transaction costs associated with the disposition of the Canadian business portfolio to Cipher Pharmaceuticals, which took place in the second quarter of 2018.

Interest expense was $7.5 million for the year ended December 31, 2019, compared to $6.0 million for the year ended December 31, 2018. The increase was due to interest being accrued on a higher long-term debt principal amount under the term loan agreement with CRG as well as an increase in the accretion of our long-term debt under the effective interest method which is recorded as interest expense. During the year ended December 31, 2019, we accrued in-kind interest of $1.7 million.

Liquidity and Outstanding Share Capital

At December 31, 2019, the Company had cash, cash equivalents, and restricted cash of $15.2 million. As of March 27, 2020, there were 66,190,987 common shares issued and outstanding, and 4,468,100 common shares issuable upon the exercise of outstanding stock options (of which 3,275,688 were exercisable) at a weighted average exercise price of CAD $4.69 per share, and 91,118 restricted share units outstanding.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company’s portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome. Correvio’s pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world’s leading treatment for pulmonary arterial hypertension.

Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or “forward-looking information” under applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that may not be based on historical fact. Forward-looking statements can often be identified by the use of terminology such as "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", “look forward to” and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements, events or developments to be materially different from any future results, performance, achievements, events or developments expressed or implied by such forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to anticipated benefits of the Arrangement to Correvio and its securityholders; the timing and receipt of required securityholder and court approvals for the Arrangement; the ability of Correvio and ADVANZ PHARMA to satisfy the other conditions to, and to complete, the Arrangement, the anticipated timing of mailing of the information circulars regarding the Arrangement, the closing of the Arrangement, the intention to seek a delisting of the common shares of Correvio on Nasdaq and TSX, expectations regarding the impact of this transaction on Correvio and ADVANZ PHARMA’s financial and operating results, strategy and business; the intention of ADVANZ PHARMA to bring additional products into its portfolio; regulatory approvals of products and the anticipated timing thereof; and the anticipated timing of the completion of the arrangement.

In respect of the forward-looking statements and information concerning the anticipated completion of the proposed Arrangement and the anticipated timing for completion of the Arrangement, Correvio has provided them in reliance on certain assumptions and believes that they are reasonable at this time, including the assumptions as to the time required to prepare and mail securityholder meeting materials, including the required management information circular; the ability of the parties to receive, in a timely manner, the necessary securityholder and court approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement. These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary securityholder and court approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, you should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times.

These statements reflect Correvio’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by Correvio, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and Correvio has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: risks associated with the arrangement and acquisitions generally, such as the failure to satisfy the closing conditions contained in the arrangement agreement, the occurrence of a material adverse effect or other events which may give the parties a basis on which to terminate the arrangement agreement, the ability of the parties to complete and mail the management information circular to be prepared in connection with the special meeting of securityholders of Correvio, the ability to hold the meeting within the time frames indicated, and the approval of the transaction by the securityholders of Correvio and the risks and uncertainties facing Correvio as discussed in the annual report and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. In particular, we direct your attention to Correvio's Annual Report on Form 40-F for the year ended December 31, 2018 and its quarterly report filed November 14, 2019 for the third quarter of 2019. All of the risks and certainties disclosed in those filings are hereby incorporated by reference in their entirety into this news release.

While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are made as of the date hereof based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events, information or circumstances, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.

Aggrastat® and Brinavess™® are trademarks owned by Correvio and its affiliates worldwide.

Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.

Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.

Trevyent® is a trademark of United Therapeutics Corporation and used under license.

All other trademarks are the property of their respective owners.

Contact:

Justin Renz

President & CFO

Correvio Pharma Corp.

604.677.6905 ext. 128

800.330.9928

jrenz@correvio.com

Argot Partners

Michelle Carroll/Claudia Styslinger

212.600.1902

michelle@argotpartners.com

claudia@argotpartners.com

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars, except share amounts)

	December 31, 2019	December 31, 2018

Assets
Current assets:
Cash and cash equivalents	$13,299	$15,596
Restricted cash	1,945	1,974
Accounts receivable, net of allowance for doubtful accounts of $92 (2018 - $102)	11,987	7,723
Inventories	3,563	4,158
Prepaid expenses and other assets	977	841
	31,771	30,292

Property and equipment	452	512
Right-of-use assets from operating leases	2,057	—
Intangible assets	22,232	26,469
Long-term inventories	1,763	1,663
Goodwill	318	318
Deferred income tax assets	300	383
	$58,893	$59,637

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$11,295	$9,403
Current portion of long-term debt	17,688	—
Current operating lease liabilities	812	—
	29,795	9,403

Long-term debt	27,238	41,517
Deferred revenue	1,228	1,252
Long-term operating lease liabilities	1,466	—
Other long-term liabilities	—	555
	59,727	52,727

Stockholders’ equity:
Common stock	385,057	359,295
Authorized - unlimited number without par value
Issued and outstanding – 55,382,228 (2018 – 36,233,162)
Additional paid-in capital	42,734	40,456
Deficit	(444,928)	(409,744)
Accumulated other comprehensive income	16,303	16,903
	(834)	6,910
	$58,893	$59,637

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of U.S. dollars, except share and per share amounts)

	December 31, 2019	December 31, 2018	December 31, 2017
Revenue:
Product and royalty revenues	$32,634	$27,051	$23,811
Licensing and other fees	—	1,623	197
	32,634	28,674	24,008
Cost of goods sold	9,827	8,294	6,776
Gross margin	22,807	20,380	17,232
Expenses:
Selling, general and administration	46,319	42,578	36,694
Amortization and depreciation	3,941	4,143	3,517
	50,260	46,721	40,211
Operating loss	(27,453)	(26,341)	(22,979)

Other (expense) income:
Gain on disposal of Canadian Operations	—	18,489	—
Other expense on modification of long-term debt	—	—	(1,451)
Interest expense	(7,512)	(5,977)	(5,695)
Other expense	(303)	(578)	(511)
Foreign exchange gain (loss)	263	(2,134)	1,188
	(7,552)	9,800	(6,469)
Loss before income taxes	(35,005)	(16,541)	(29,448)
Income tax expense	(179)	(38)	(363)
Net loss	$(35,184)	$(16,579)	$(29,811)

Other comprehensive loss:
Foreign currency translation adjustments	(600)	(226)	791
Comprehensive loss	$(35,784)	$(16,805)	$(29,020)
Loss per common share
Basic and diluted	$(0.79)	$(0.47)	$(0.90)
Weighted average common shares outstanding
Basic	44,275,800	35,148,303	33,192,480
Diluted	44,275,800	35,148,303	33,227,924

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Consolidated Statements of Cash Flows

For the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of U.S. dollars)

	December 31, 2019	December 31, 2018	December 31, 2017
Operating activities:
Net loss	$(35,184)	$(16,579)	$(29,811)
Items not affecting cash:
Amortization	3,941	4,143	3,517
Accretion of long-term debt	1,950	794	1,549
Interest paid in-kind on long-term debt	1,749	1,679	778
Stock-based compensation expense	2,424	1,678	2,065
Write-down of inventory	159	340	295
Gain on disposal of Canadian Operations	—	(18,489)	—
Unrealized foreign exchange loss (gain)	129	1,863	(1,738)
Changes in operating assets and liabilities:
Accounts receivable	(4,083)	(2,036)	448
Inventories	233	400	(1,533)
Prepaid expenses and other assets	(63)	43	510
Deferred revenue	(3)	(1,604)	(197)
Accounts payable and accrued liabilities	1,725	1,930	(675)
Other long-term liabilities	(52)	59	(31)
Net cash used in operating activities	(27,075)	(25,779)	(24,823)

Investing activities:
Proceeds on disposal of Canadian Operations	376	19,095	—
Purchase of property and equipment	(129)	(284)	(5)
Purchase of intangible assets	(32)	(4,705)	(5,229)
Net cash provided by (used in) investing activities	215	14,106	(5,234)

Financing activities:
Issuance of common stock	26,994	5,392	8,487
Share issue costs	(2,069)	(231)	(1,072)
Issuance of common stock upon exercise of stock options	—	258	384
Income tax withholdings on vesting of restricted share units	—	(23)	(65)
Proceeds from issuance of long-term debt	—	—	20,000
Financing fees on issuance of long-term debt	(288)	(21)	(518)
Payment of deferred consideration	—	—	(2,815)
Net cash provided by financing activities	24,637	5,375	24,401

Decrease in cash and cash equivalents during the year	(2,223)	(6,298)	(5,656)
Effect of foreign exchange rate changes on cash and cash equivalents	(103)	(313)	532
Cash, cash equivalents, and restricted cash, beginning of year	17,570	24,181	29,305
Cash, cash equivalents, and restricted cash, end of year	$15,244	$17,570	$24,181

Supplemental cash flow information:
Interest paid	$3,934	$3,778	$3,477
Interest received	120	149	95
Net income taxes paid (received)	101	146	(334)